DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, North Carolina 27609-5244 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

ROBERT H. BERGDOLT robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

August 10, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn:	Elaine Wolff, Esq., Legal Branch Chief, Mail Stop 4561

Charito A. Mittelman, Esq.

Re:	KBS Real Estate Investment Trust, Inc.
Registration Statement on Form S-11
Filed June 23, 2005
Registration No. 333-126087

(Confidential, For Use of the Commission Only)

Ladies and Gentlemen:

Thank you for your letter dated July 22, 2005. We appreciate your reviewing our filing. Set forth below are your comments and our proposed responses.

Form S-11

General

1.	Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

Response: If the Company decides to use these materials, we will promptly submit them to you.

2.	Please submit to us any promotional materials and sales literature before first use. We note your discussion of sales materials on page 133 and the use of information relating to this offering, the past performance of KBS programs managed by affiliates of your advisor, property brochures, articles, and publications

Serving clients globally

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August 10, 2005

concerning real estate. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Refer to Item 19.D. of Industry Guide 5.

Response: To date, the Company has not prepared any supplemental sales materials. The Company acknowledges, however, its obligations under Item 19.D. of Industry Guide 5, including its obligation to file supplemental sales literature prior to first use and to ensure that the sales literature is “consistent with the representations in the prospectus.”

3.	Please revise to include the information required by Item 404 of Regulation S-K, including the ownership interest of your executives in your Advisor.

Response: We have revised the organization chart in the summary to clarify the ownership interests of the Company’s executive officers in the advisor and the dealer manager. The biographies of these executive officers also disclose the offices and ownership interests of these persons in the advisor and dealer manager. Additional information regarding the interests of these executives and the fees that affiliates of these executives will receive pursuant to the advisory agreement and dealer manager is disclosed under “Management —The Advisor” and “—Affiliated Companies – Dealer Manager” and “Management Compensation.” The beneficial ownership table under “Stock Ownership” discloses that the advisor, which is indirectly owned by four of the Company’s executive officers, owns all of the Company’s issued and outstanding shares. Much of this information is also summarized under “Prospectus Summary.” Please advise if additional information is requested.

Cover Page

4.	Please confirm that your cover page will not exceed one page.

Response: We have revised the cover page. It will not exceed one page.

5.	Please disclose on the cover page and in the “best efforts” discussion in the summary on page 15 that purchases of shares by your advisors and their affiliates may count toward satisfaction of the minimum offering amount as mentioned on page 16. Disclose also whether your directors or executive officers, who are also executive officers of your advisor, may purchase shares to reach the minimum offering amounts and indicate that any of the above referenced parties are purchasing for investment purposes only and not for resale. In addition, disclose any special arrangements granted to these parties such as a discounted purchase price (net of commissions) and disclose the number of shares they may purchase.

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August 10, 2005

Response: We have revised the minimum offering requirement. Purchases of shares under the Company’s “friends and family program” (including any purchases by the Company’s directors and officers and by the advisor and its affiliates) will not count toward satisfaction of either the $2.5 million minimum offering threshold or the $66.7 million Pennsylvania minimum threshold. We have disclosed this information on the cover page and under “Prospectus Summary” as well as under “Plan of Distribution.”

6.	As a related matter, please clarify that investors should not expect that the sale of shares to reach the minimum indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion.

Response: See the response to Comment 5.

7.	Please also state whether the advisor, dealer manager, or their affiliates will be purchasing shares for investment purposes or with a view toward distribution.

Response: See the response to Comment 5. Under “Plan of Distribution,” we have disclosed in the description of the “friends and family program” that the Company will require all purchasers under the plan to represent that they are purchasing shares for investment only and that all such purchasers will enter into one-year lock-up agreements with respect to purchased shares.

8.	Tell us what plans the advisor, dealer manager and their affiliates have regarding the resale of the shares acquired to meet the minimum threshold in the offering. We note that the resale of any shares received by them other than as compensation for their services may require registration under the securities laws.

Response: See the response to Comments 5 and 7.

9.	Please expand to briefly describe the volume discounts as mentioned on page 126.

Response: We have revised the cover page to state that the Company is offering volume discounts to investors who purchase more than 50,000 shares through the same participating broker-dealer in the Company’s primary offering.

10.	Please revise the 2nd bullet point to disclose that your total assets consist of only $200,000 in cash.

Response: We have revised the fourth bullet on the cover page to state that as of the date of the prospectus the Company’s total assets consist of $200,000 cash.

11.	Please revise the 5th bullet point to disclose the conflicts with your advisor, including the ownership of your advisor by your President, Mr. Bren and your

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CEO, Mr. Schreiber, and the fact that they also serve as executive officers of your advisor.

Response: We have made the requested revision.

12.	Please expand the bullet point risk factors to discuss the following risks:

•	The amount of leverage authorized by your charter and that such leverage may reduce the amount of distributions to investors. We note disclosure concerning your borrowing policy on page 75 as distinct from section 9.8 of your Articles of Amendment and Restatement indicating that you may borrow up to 300% of net assets.

•	That your advisor and its affiliates may have incentive to recommend risky or speculative investments because their fee is equal to a percentage of the purchase price of real estate assets and a percentage of average invested assets.

•	That there are restrictions on ownership of shares such as the 9.8% volume restriction mentioned on page 15.

•	That your organizational documents permit you to pay dividends from any source, including from the net proceeds of this offering, which would constitute a return of capital.

•	That the purchase price of the securities was arbitrarily determined and that it is NOT based on the market value of the securities, the net value of the assets, or the expected operating income of the REIT.

Response: We have included the suggested risk factors on the cover page of the prospectus, except that we did not include a risk factor related to the fifth bullet above because of space constraints and because the Company has clarified in the registration statement that it has a policy of not paying distributions from offering proceeds (though the Company does acknowledge that its organizational documents would not prohibit the board from doing so). See “Prospectus Summary – If I buy shares, will I receive dividends and how often?”

With respect to the debt limit as discussed in Section 9.8 of the Company’s charter and in the prospectus, the language used in the prospectus is equivalent to the language used in the Company’s charter. In the prospectus we state that unless approved by the conflicts committee, the Company’s borrowing policies do not limit it from incurring debt until borrowings would exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of all of its assets. The Company’s charter limits borrowings to 300% of net assets (cost, before

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deducting depreciation or other non-cash reserves, less total liabilities), unless approved by the conflicts committee. We believe the language used in the prospectus is easier to understand than the language in the charter, which expresses the limitation in the same way as the NASAA Guidelines.

13.	To the extent we highlight or request risk factor disclosure on the cover page, please make conforming changes in the Summary Risk Factors or in the Risk Factor section.

Response: We made corresponding revisions to the risk factors in the “Prospectus Summary” and under “Risk Factors.”

14.	Revise the cover page so that the footnote to the table appears on the outside front cover page of the prospectus immediately below the table.

Response: We have made the requested revision to the cover page.

15.	Please revise the last sentence to disclose the timing of the release of funds from escrow if the minimum offering is not sold, and whether any fees will be charged on funds returned. Provide similar disclosure in the Subscription Procedures section on page 130. Please note that all or a specified part of the consideration paid must be promptly refunded to the purchaser. Refer to Rule l0b-9 of the Securities and Exchange Act.

Response: We have revised the cover page to disclose that the Company will promptly return all funds in the escrow account (including interest) if the Company has not raised the minimum offering amount within the time set forth and that no fees will be charged if funds are returned from the escrow account. We have made the same revision under “Plan of Distribution – Subscription Procedures.”

Summary

16.	Please revise to include a summary discussion of the use of proceeds and include disclosure of the percentage that will be available for investment after deducting organizational and offering expenses, selling commissions and dealer manager fees and acquisition fees.

Response: We have made the requested revision. See “How will you use the proceeds raised in this offering?” We have also included a tabular summary of the use of proceeds table under this heading that provides information for the minimum offering and the maximum offering.

17.	Please disclose the maximum leverage that you expect to use as a whole and how that may differ for individual properties. Reference is made to Item 3 of Guide 5.

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Response: We have revised the summary to include information with respect to the Company’s borrowing policies, noting (i) once offering proceeds are fully invested the Company expects its debt financing to be approximately 50% of the value of its real estate investments; (ii) the Company’s charter limits its borrowings to 75% of the cost (before deducting depreciation or other non-cash reserves) of all of its assets, unless the conflicts committee approves excess borrowing; and (iii) there is no limitation on the amount the Company may borrow for the purchase of any single property. See “Will you use leverage?”

18.	Please revise to delete repetitive disclosure in the summary and to delete disclosure that is more appropriately located in the latter part of your document such as the executive biographies.

Response: We have made the requested revisions.

19.	Please revise to eliminate cross-references from the summary.

Response: We have eliminated cross-references from the summary.

What are your investment objectives? Page 2

20.	Please revise to explain how an investor’s capital contribution will be returned. Please balance this disclosure with the disclosure that you do not expect that there will be a market for the shares and that there is no assurance that an investor will receive any dividends.

Response: We have made the requested disclosure, noting that the Company may return all or a portion of an investor’s capital contribution in connection with the sale of the company or the properties it will acquire and that an investor may be able to obtain a return of all or a portion of his or her capital contribution in connection with the sale of his or her shares. We also explained that it may be difficult for an investor to sell his or her shares and that the Company may be unable or limited in its ability to pay dividends.

May you invest in anything other than real property? Page 8

21.	Please revise to disclose that there are no limitations on the amount that you may invest in any type of permitted investment.

Response: We have made the requested disclosure, noting that there is no limit on the amount that the Company may invest in the real-estate related investments discussed.

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What conflicts of interest will your advisor face? Page 9

22.	Please revise to include a discussion that the fee agreement was not negotiated at arm’s length and a discussion of the conflicts regarding the termination provision of the advisory agreement.

Response: We have made the requested disclosure, noting that the negotiation of the advisory agreement and the dealer manager agreement (including the substantial fees KBS Capital Advisors and its affiliates will receive thereunder) will not be at arm’s length and that KBS Capital Advisors may terminate the advisory agreement without penalty upon 60 days written notice and upon such termination KBS Capital Advisors may be entitled to a termination fee.

23.	We are unable to view the organization chart that you indicate appears on page 10. Please advise.

Response: We will provide you with a copy of amendment no. 1 to the registration statement as soon as practicable after the filing.

What are the fees that you will pay to the advisor and its affiliates in connection with this offering? Page l0

24.	Please expand your discussion regarding compensation here and in your management compensation section beginning on page 55 to include estimates for the minimum threshold offering amount. We note that at the time you break escrow, investors will be basing their decisions on the offering amounts raised at that date. You may update disclosure to reflect changes in the amounts raised at a later date. Refer to Item 4 of Guide 5.

Response: We have revised the compensation table in the “Prospectus Summary” and under “Management Compensation” to include estimates for the minimum offering amount.

25.	Please disclose what other items constitute organization and offering expenses in the table.

Response: We have made the requested revision, noting that organization and offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid by the Company in connection with the offering, including its legal, accounting, printing, mailing and filing fees, charges of the escrow holder, reimbursing the dealer manager for amounts it may pay to reimburse the bona fide due diligence expenses of broker-dealers, amounts to reimburse the advisor for the salaries of its employees and other costs in connection with preparing supplemental sales materials, the cost of educational conferences held by the Company (including the travel, meal and lodging costs of

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registered representatives of broker-dealers) and attendance fees and cost reimbursement for employees of the Company’s affiliates to attend retail seminars conducted by broker-dealers.

26.	Expand the reimbursement discussion to disclose that you will reimburse your advisor for expenses related to retail conferences and issuer educational conferences involving participating broker-dealers as noted in your plan of distribution section. Your disclosure should specify the items subject to reimbursement for unaffiliated broker-dealer related activities. Please provide similar disclosure in your compensation section beginning on page 50.

Response: We made the requested revision. Please note that the only items subject to reimbursement for unaffiliated broker-dealer-related activities are (i) reimbursements of bona fide due diligence expenses, (ii) the cost of educational conferences held by the Company, including the travel, meal and lodging costs of registered representatives of participating broker-dealers and (iii) attendance fees and cost reimbursement for employees of the Company’s affiliates to attend retail seminars. These items are now enumerated in the compensation sections of the prospectus.

27.	As a related matter, please disclose whether you intend to pay any stock-based compensation to any broker-dealers as incentive for the sale of the securities. We note disclosure on page 50 indicating that you expect to grant awards to employees of your advisor or any of the employees of entities that provide services to you, your independent directors, managers, or directors of the advisor or entities that provide services to you, and consultants to you or your advisor.

Response: We made the requested revision, noting under “Management – Employee and Independent Director Incentive Stock Plan” that the Company does not intend to pay any stock-based compensation to any broker-dealers as compensation for the sale of the securities.

28.	Please describe what constitutes “substantial assistance in connection with the sale of properties” and disclose who will make the determination for fees paid in that regard.

Response: We made the requested revision, noting (i) that substantial assistance in connection with the sale of a property includes the advisor’s preparation of an investment package for the property (including a new investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by the advisor in connection with a sale and (ii) that the conflicts committee will determine whether the advisor or its affiliate has provided substantial assistance to the Company in connection with the sale of an asset.

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If I buy shares, will I receive dividends and how often? Page 13

29.	Please revise to state that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets, borrow funds, or use the proceeds of this offering in order to make distributions. Please also revise to clarify that you may make distributions that include a return of capital.

Response: We have made the requested revision. We have also clarified that the Company’s policy with respect to distributions is to not use the proceeds of this offering to pay distributions, though the board of directors has the authority to do so.

How does a “best efforts” offering work? Page 15

30.	Please revise to disclose that if you do not reach the minimum amount you will return investor’s funds.

Response: We have made the requested revision, noting that if the Company does not raise $2,500,000 in gross offering proceeds from non-affiliates by a specified date, then the Company will terminate the offering and promptly return all subscribers’ funds in the escrow account (plus interest).

What happens if you don’t raise at least $2,500,000 in gross proceeds? Page 16

31.	We note the refund feature for Pennsylvania investors if you do not reach the $66.7 million threshold within 120 days of the date you first accept a subscription payment from a Pennsylvania investor.

a.	Please tell us why the minimum threshold amount differs for Pennsylvania investors.

Response: The minimum threshold amount is greater for Pennsylvania investors than for investors in other states due to the application of requirements described in Pennsylvania Division of Corporation Finance Release No. 91-CF-4, “Informal Staff Guidelines on Maximum-Minimum Offering Ratios in Public Direct Participation Programs.” In accordance with the requirements described in Section III.B. of this release, we have agreed to place Pennsylvania subscriptions in a short-term escrow account and we have included the following disclosure in the prospectus under “Plan of Distribution – Special Notice to Pennsylvania Investors”:

Because the minimum offering of our common stock is less than $133,333,333, we caution you to carefully evaluate our ability to fully accomplish our stated objectives and to inquire as to the current dollar volume of our subscription proceeds. Notwithstanding our $2.5 million minimum offering amount for all other jurisdictions, we will not sell any

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shares to Pennsylvania investors unless we raise a minimum of $66.7 million in gross offering proceeds (including sales made to residents of other jurisdictions) prior to                     , 2007. Pending satisfaction of this condition, all Pennsylvania subscription payments will be placed in a separate account held by the escrow agent,                                         , in trust for Pennsylvania subscribers’ benefit, pending release to us. Purchases by persons affiliated with us or our advisor will not count toward satisfaction of the Pennsylvania minimum.

If we have not reached this $66.7 million threshold within 120 days of the date that we first accept a subscription payment from a Pennsylvania investor, we will, within 10 days of the end of that 120-day period, notify Pennsylvania investors in writing of their right to receive refunds, with interest. If you request a refund within 10 days of receiving that notice, we will arrange for the escrow agent to promptly return to you by check your subscription amount with interest. Amounts held in the Pennsylvania escrow account from Pennsylvania investors not requesting a refund will continue to be held for subsequent 120-day periods until we raise at least $66.7 million or until the end of the subsequent escrow periods. At the end of each subsequent escrow period, we will again notify you of your right to receive a refund of your subscription amount with interest. Until we have raised $66.7 million, Pennsylvania investors should make their checks payable to “                                         , as agent for KBS Real Estate Investment Trust, Inc.” Once we have reached the Pennsylvania minimum, Pennsylvania investors should make their checks payable to “KBS Real Estate Investment Trust, Inc.”

b.	Disclose on the cover page the differing minimum threshold requirements. Please revise to disclose on the cover page that funds may be returned to Pennsylvania investors where the $66.7 million dollar minimum is not reached within the specified time period.

Response: We have disclosed the differing minimum thresholds on the cover page and noted that no shares will be sold to Pennsylvania investors unless the Company raises $66.7 million in gross offering proceeds. We have also included a cross-reference to the section of the prospectus detailing these requirements.

c.	Disclose whether the funds from Pennsylvania investors will count toward satisfaction of the $2.5 million minimum threshold given that the funds will be held in escrow until the $66.7 million dollar amount is reached. Please tell us the mechanics of returning funds to investors in the event you reach the $2.5 million minimum which may include amounts received from Pennsylvania investors but you do not ultimately reach the $66.7 minimum.

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Response: We have revised the disclosure to note that because of the higher minimum offering requirement for Pennsylvania investors subscription payments made by Pennsylvania investors will not count toward the $2,500,000 minimum offering for all other jurisdictions. There will be a separate escrow account for subscription payments made by Pennsylvania investors.

32.	Please revise to include a tabular summary of the use of proceeds. Refer to Item 3.B. and Appendix I of Guide 5.

Response: We have included a tabular summary of the use of proceeds table under “How will you use the proceeds raised in this offering?” providing information for the minimum offering and the maximum offering.

Risk Factors

33.	We note that you may invest in “mezzanine debt,” “mortgage-backed” securities and other “structured finance investments,” second mortgages, wraparound mortgages, construction loans, and loans on leasehold interests. Please discuss in separately captioned risk factors the risks associated with each of your permitted types of investments and any impact on distributions to investors from the risks.

Response: We have revised the “Risk Factors” section of the prospectus to include separate risk factor disclosure for these investments. See “Risk Factors – Risks Related to Real Estate-Related Investments.”

General Risks Related to Real Estate Investments, page 31

34.	Please revise to include separate risk factor disclosure discussing the risks of each type of investment in which you may invest. We note that you may invest in mezzanine debt, mortgage-backed securities and other structured finance investments, and mortgage loans.

Response: See response to Comment 33.

The cost of complying with governmental laws and regulations may reduce our net income…, page 34

35.	We note from the penultimate paragraph of this risk factor your reference to recently amended governmental laws and regulations that may require you to incur material expenditures. Please revise to more specifically disclose the nature of the amendments to which you refer and why you may incur material expenditures from compliance with these amendments.

Response: We are not aware of any material amendments and have deleted this language from the prospectus.

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Use of Proceeds, page 41

36.	Disclose your policy with respect to using proceeds from the offering for paying distributions to investors.

Response: We have made the requested revision noting that, though the Company’s board of directors has the authority, the Company does not intend to use the proceeds of this offering to pay distributions.

Management, beginning on page 45

37.	We note from the second paragraph in this section that serving as a director of, or having an ownership interest in, another KBS sponsored program will not, by itself, preclude independent-director status. Please disclose what, if any, ownership interest the independent board members of the registrant may have in other KBS sponsored programs. Please also disclose whether any of those members also serve as board members for another KBS-sponsored program.

Response: We have made the requested revision, noting that none of the Company’s independent directors serve as a director of or own an interest in any other KBS-sponsored program. See “Management – Board of Directors.”

Executive Officers and Directors, page 47

38.	Please quantify here and in the summary the ownership interest of your officers and directors in your advisor, dealer manager, and its affiliates.

Response: We have expanded the organization chart in the summary to reflect the ownership interests of the Company’s officers and directors in the advisor, the dealer manager and their affiliates. By modifying the organization chart in the summary, we believe we have clearly shown the ownership interests of these persons. The biographies of each of these persons also disclose their interests in the advisor and the dealer manager and the descriptions of the advisor and the dealer manager (also contained in the “Management” section of the prospectus) discuss these interests.

39.	We note your statement that “during his 11-year tenure, SunAmerica’s stock performance led the industry and its stock was one of the top performers on the New York Stock Exchange.” Please revise to delete this statement since Mr. McMillan’s role in such performance is unclear and this would not be the appropriate place to discuss such role.

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Response: We have deleted this statement from Mr. McMillan’s biography.

Management Compensation, page 55

40.	Expand to disclose here and in the summary the incentive based stock compensation that may be received by employees of your advisor as described on page 50. Disclose also whether stock based compensation will count toward the limits imposed by your charter on fees paid to your advisors.

Response: We made the requested revision, noting that (i) stock-based compensation treated as an expense of the Company under generally accepted accounting principles will count as an “operating expense” for purposes of the limit on Total Operating Expenses set forth in the Company’s charter and (ii) the limits on incentive fees set forth in the Company’s charter do not limit the award of stock-based compensation to an officer, director or employee of the REIT or of an affiliated entity or distributions made in respect of such awards.

Investment Objectives and Criteria, beginning on page 66

Acquisition and Investment Policies

41.	Disclose whether you intend to hold both your “core investment” and “enhanced return” properties for the five to seven years mentioned on page 69 since it appears that a longer period of time may be required to stabilize the enhanced return property investment prior to a sale.

Response: We made the requested revision, noting that the Company generally intends to hold both its core and enhanced-return properties for five to seven years, which the Company believes is the optimal period to enable it to capitalize on the potential for increased income and capital appreciation of properties.

Investment Decisions and Asset Management: The KBS Approach, page 69

42.	In the first bullet point on page 70, tell us further how your research strategy creates a “competitive advantage” in your investments through the availability of real time market data and proprietary operational information. It is unclear how you obtain proprietary operational information that would not be available to your competitors.

Response: We have deleted the “competitive advantage” language and revised this bullet to state:

•	National Market Research - The investment team extensively researches the acquisition and underwriting of each transaction, utilizing both “real time” market data and the transactional

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knowledge and experience of KBS Capital Advisors’ network of professionals.

Investing in and Originating Mortgage Loans and Other Real Estate-Related Investments, page 71

43.	Discuss also whether you have any safeguards in place to minimize risks related to any purchase of raw land, or to-be constructed properties. For example, disclose whether you will you obtain any rent-up clauses, cash flow guarantees, or surety bonds.

Response: We have made the requested disclosure, noting (i) that the Company’s charter limits its investments in unimproved property and mortgage loans on unimproved property to no more than 10% of its total assets (see “Investment Objectives and Criteria – Acquisition and Investment Policies – Other Possible Investments”) and (ii) that in connection with its investment in development and construction properties or in undeveloped land the Company may or may not obtain rent-up clauses, cash-flow guarantees or surety bonds from the property seller (see “Investment Objectives and Criteria – Acquisition and Investment Policies – Development and Construction Properties”).

Borrowing Policies, page 75

44.	Disclose whether you may borrow funds from your sponsor or its affiliates to purchase property and describe the terms for such borrowing and any risks involved in the risk factor section and conflicts of interest section of your document.

Response: We have revised this section, noting (i) provisions in the Company’s charter prohibit loans from the advisor or its affiliates unless a majority of the conflicts committee approves the transaction as being fair, competitive and commercially reasonable and no less favorable than a loan between unaffiliated parties and (ii) the Company has no plans to borrow from the advisor or affiliates of the advisor to purchase properties or make other investments.

Plan of Operation, beginning on page 78

Competition, page 79

45.	Clarify here that some of your biggest competitors are other real estate programs established and managed by your sponsor and its affiliates.

Response: We have revised this section to state that (i) the Company may at times compete with other KBS-sponsored programs for investment opportunities and (ii) the Company and other KBS-sponsored programs will rely on many of the same real estate professionals to supervise the leasing of its properties. We

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do, however, also note that, with respect to leasing, KBS believes that its programs have benefited in markets in which KBS-sponsored programs owned multiple properties because KBS has developed strength in these markets resulting in more lead sources for tenants.

Liquidity and Capital Resources, page 79

46.	Disclose here that your total assets currently consist of $200,000 in cash and that that you may borrow up to 300% of your net assets in the future.

Response: We made the requested revision with respect to the Company’s total assets. The Company discloses in the second paragraph of this section that its borrowing policies permit it to borrow up to 75% of the cost of its assets, which is the equivalent of borrowing 300% of its net assets (as that term is defined in the Company’s charter). See our response to Comment 12.

Prior Performance, page 83

47.	We note from the footnotes to the prior performance tables that four of the single-account programs were structured pursuant to Investment Management Agreements under which funds are raised from an institutional investor “as assets are identified pursuant to an Investment Management Agreement between KBS Advisors and an institutional investor.” Under the Investment Management Agreement, when KBS Advisors identifies properties for investment, KBS Advisors notify the institutional investor and if the investor agrees to purchase the identified properties then Advisors invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. It appears that five of the single account programs are structured as limited partnerships with a limited partnership agreement under which the single account limited partner makes additional contributions if the partnership purchases additional properties, but is under no obligation to make additional capital contributions. In order to determine whether these programs are programs in which the sponsor raised funds from passive investors and are therefore the type of programs contemplated to be disclosed in the prior performance tables, please provide us with a copy of the management agreements and the limited partnership agreements regarding the single-client accounts.

Response: We will supplementally provide you with (i) the investment management agreements for four of the single-account programs included in the prior performance tables and (ii) the limited partnership agreements for five of the single-account programs that are included in the prior performance tables. Note that KBS affiliates have sponsored two separate accounts whose activities did not fall within the time period requirements of the tables required by Appendix II to Industry Guide 5.

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48.	Please expand your statement that each of the 17 funds have or had investment objectives that are similar to yours. We note that you state that each of the funds have focused on acquiring a diverse portfolio of real estate investments. Please revise to disclose all factors considered in determining that the prior programs had investment objectives similar to the registrant. In this connection we note that Table II discloses that no partnership or asset management fees were paid in these prior programs. Please revise to discuss differences in the fees paid in prior programs and this program.

Response: We have made the requested disclosure under “Prior Performance Summary.” Please note that Table II does disclose some partnership and asset management fees.

49.	The charts mentioned in your disclosure are not pictured, please provide the staff with copies of the charts that you intend to use in this section.

Response: We will provide you with a copy of amendment no. 1 to the registration statement as soon as practicable after the filing.

50.	We note that you have highlighted an example of the prior performance of one of your single-client separate accounts that received $766 million in interest and fees and $906 million in principal and have highlighted the estimated market value of the mortgage-backed securities held by this program. Similarly we note your statement that the properties owned by prior programs have generated $4.5 billion in operating cash flow and sales proceeds and you have estimated the market value of the properties still held by these programs. Please revise to present a more balanced summary of the results of operations of all programs as disclosed in Table III. Also, please expand the disclosure to discuss in narrative form any major adverse business developments or conditions that were experienced by any of your prior programs. We note from Table III of your performance tables that distributions exceeded cash flow from operations during certain periods of operation in the prior programs. Refer also to Item 8.A.2. of Guide 5.

Response: The Company has deleted the reference in this section to the performance of the single-client separate account that received $766 million in interest and fees and $906 million in principal. In connection with its disclosure of the number of properties the prior funds have sold and the summary description of the sponsor’s experience with prior funds, the Company included the information related to the operating cash flow and sales proceeds of the funds as well as the estimated market value of the unsold properties. The Company believes that this information helps to complete the summary description of the sponsor’s track record. The Company does not believe that the funds have experienced any major adverse business developments or conditions. The Company notes that for those years in which amounts distributed were in excess

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of cash generated from operations, sales and refinancing, the excess distribution was generally attributable to the release of cash reserves generated from prior years’ operations.

Federal Tax Considerations, page 89

51.	Please revise here and in the risk factor on page 38 to reflect that you have received an opinion of counsel. The opinion must speak as of the effective date and you must file a signed opinion prior to effectiveness.

Response: DLA Piper Rudnick Gray Cary US LLP will render the referenced tax opinion to the Company prior to effectiveness.

52.	Please revise to clarify which portions of this section are the opinions of counsel. We may have further comments when we review your tax opinion.

Response: We have made the requested revisions to clarify that DLA Piper Rudnick Gray Cary US LLP will opine (subject to various assumptions and limitations) that (i) the tax section fairly summarizes the United States federal income tax considerations addressed that are likely to be material to U.S. holders of the Company’s common stock and (ii) the Company is organized in conformity with the requirements for qualification and taxation as a REIT and the Company’s proposed method of operation will allow it to meet the requirements for qualification and taxation as a REIT under the Code.

Proposed Share Redemption Program, page 117

53.	We note that you do not plan on adopting a share redemption program during this offering or any subsequent offering unless you obtain exemptive relief from the rules restricting issuer purchases during distribution but that you may never obtain such relief. You then go on to describe the share redemption program that would be effective upon adoption by your board. Please tell us how you will inform investors that the share redemption program has been implemented. If you do not intend to implement the repurchase program in the near future, expand your risk factor disclosure on the cover page to state that the shares would not be subject to repurchase by the company until one year after the offering is complete, which could be several years away. Further, please revise to explain whether and when you will seek an exemption from the restrictions on activities by issuers during distributions of securities set forth in Regulation M and please tell us whether you have already applied for an exemptive order. See CNL American Properties Fund, Inc., (Letter dated August 13, 1998) and T REIT Inc. (Letter dated June 4, 2001).

Response: The Company intends to inform investors of the adoption of the share redemption program by including this information in its quarterly or annual reports filed under the Securities Exchange Act of 1934 and sent or furnished to

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investors. The Company will also include this information in a prospectus supplement and in a post-effective amendment to the registration statement. The Company intends to implement the repurchase program in the near future. We delivered a draft request for exemption to Bradley Owens of the Office of Management and Control, Division of Market Regulation, on August 10, 2005, and copied you on the correspondence.

Plan of Distribution, beginning on page 123

54.	We note that KBS Holdings is acquiring the equity of MPartners Securities. Please include the information required by Item 508(b) regarding new underwriters.

Response: The Company has expanded its discussion of the dealer manager under “Plan of Distribution – General” to state that KBS Capital Markets Group recently registered as a broker-dealer with the SEC and to note that four of the Company’s executive officers indirectly own and control this entity. This paragraph also notes that this offering will be the first offering conducted by KBS Capital Markets Group and that the principal business of KBS Capital Market Group will be to sell the shares registered in this offering.

55.	When available, please provide us with copies of the materials the dealer manager plans to use in connection with the directed share program. Please describe the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when you and the dealer manager have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Tell us, for example, whether directed share purchasers are required to establish accounts before the effective time, and, if so, whether funds are put in newly established brokerage accounts before the effective date.

Response: We will supplementally provide you with copies of the materials to be used in connection with the directed share program. The Company will work together with the dealer manager to implement the directed share program. The Company will prepare a list of directors, officers, employees, business associates and other persons associated with the Company or the advisor who will be entitled to purchase shares in the program. The Company expects that the program will be open to each directed share program participant for the duration of the offering for as long as such person remains associated with the Company. The Company also expects that new employees hired after effectiveness of the registration statement will be entitled to participate in the program. The Company will allocate shares to investors and will provide such information to the dealer manager. However, the Company has not yet determined the final number of persons it would like to invite to participate in the program or the number of

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August 10, 2005

shares to be allocated to each person. The Company intends to distribute the directed share program materials described below to potential purchasers after the registration statement has been declared effective and after the minimum offering threshold has been met. The dealer manager and the Company will employ the following procedures in making the offering under the directed share program:

After the registration statement has been declared effective and the minimum offering threshold has been met, the Company will deliver by first class mail, by Federal Express or other reputable overnight courier, or by email the following directed share materials to potential purchasers:

•	An introduction letter to potential purchasers from the dealer manager, the administrative agent, which will include instructions to potential purchasers.

•	A Subscription Agreement.

•	A NASD Questionnaire, which includes a series of standard questions for potential participants to answer regarding the NASD’s Rule 2790.

•	A final prospectus.

To date, no persons have received copies of the above described materials.

•	If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver to the dealer manager the Subscription Agreement, the NASD Questionnaire, and a check made payable to “KBS Real Estate Investment Trust, Inc.” The Company does not anticipate making any sales under the directed share program to Pennsylvania residents but, to the extent that it does, the purchaser would need to follow the procedures described in the “Plan of Distribution – Special Notice to Pennsylvania Investors” in the registration statement.

•	If the investor meets the suitability standards and complies with NASD rules, and the purchase will not exceed the amount allocated to such purchaser, the dealer manager will deliver the check to the Company and the Company will issue the appropriate number of shares to the investor.

•	The dealer manager will retain a copy of each Subscription Agreement and NASD questionnaire as a record of the transaction.

56.	Please tell us what steps the company, your advisor, dealer manager or participating broker dealers may take to ensure that investors receive the benefits

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of any volume discounts. We note your statement that you are not responsible for failing to combine purchases where an investor fails to mark the “Additional Investment” space on the subscription agreement.

Response: At the educational conferences the Company sponsors and in other communications with participating broker-dealers, the Company and the dealer manager will inform participating broker-dealers of the availability of volume discounts and encourage participating broker-dealers to make their clients aware of volume discounts and to track the eligibility of their clients for volume discounts. Section 1 of the subscription agreement also notes that the “Additional Investment” box must be checked in order for subscriptions to be combined for purposes of a volume discount.

Consolidated Balance Sheet

Notes to Consolidated Balance Sheet

Summary of Significant Accounting Policies

Organizational, Offering and Related Costs, page F-8

57.	We note your disclosure that the Advisor has incurred approximately $785,000 of organizational and offering costs as of the balance sheet date and that such amounts were not recorded within the balance sheet. Please help us to further understand your position of not recording these amounts as of the balance sheet date, including your consideration of SFAS 5. Specifically advise us whether the execution of the Advisory Agreement is virtually assured with the terms disclosed throughout this filing or tell us what major issues are under consideration. Additionally, please help us to understand what you mean by the terms related to the reimbursement of organizational and offering costs are still yet to be determined. Please advise when these matters will be addressed.

Response: Though the precise terms of the advisory agreement are subject to review, the Company expects the advisory agreement to be executed in substantially the form disclosed in the registration statement. The execution of this agreement is virtually assured.

As disclosed on page F-8, the advisory agreement will provide that expenses incurred by the advisor on behalf of the Company will not become reimbursable to the advisor unless and until the Company has raised $2.5 million in its initial public offering. Once the Company has raised the minimum offering amount, the payment/reimbursement of offering expenses by the Company will be capped such that the total offering expenses (including selling commissions and the dealer manager fee) paid or reimbursed by the Company will not exceed 15% of gross offering proceeds on a continuing basis. As a result, the reimbursement of

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August 10, 2005

organizational and offering costs is not both probable and estimable and has not yet been accrued under SFAS 5.

Related Party Transactions, page F-11

58.	We note your disclosure that certain key agreements have not been finalized as of June 15, 2005. Provide a subsequent events footnote that updates the financial statement disclosure. Specifically disclose the related party fees that will be earned by the advisor and its affiliates during the offering, acquisition and operational stages. Additionally, disclose the ceiling on operating expenses disclosed on page 57 within the notes to the financial statements.

Response: We will include the requested subsequent events footnote in a pre-effective amendment to the registration statement once the advisory agreement and dealer manager agreement are finalized; the Company does expect the advisory agreement and the dealer manager agreement to be executed in substantially the form disclosed in the registration statement.

Performance Tables

59.	Please disaggregate the prior program disclosure in the tables such as that contained in column 3 of Table II or tell us why you have grouped together prior program disclosure in some of the tables. Cite any authority supporting your presentation of prior performance information.

Response: The third column of Table II represents programs that have made payments to KBS Advisors during the three years ended December 31, 2004 but that have not had offerings close during this period. The instructions for Table II contained in Appendix II to Industry Guide 5 state that the registrant should include a separate column for only those programs the offerings of which closed in the most recent three years and that the registrant should include in another separate column the aggregate payments to the sponsor in the most recent three years made by all other programs. Other than the third column of Table II, no other prior program disclosure contained in the registration statement was aggregated. We have clarified the disclosure in the introductory paragraph and in footnote three to Table II.

60.	Please expand the introductory paragraph for the tables to disclose the factors considered in determining that the prior programs had investment objectives similar to the registrant.

Response: We have made the requested revision.

61.	Please update your prior performance tables to include information for the year 2004 that was not yet available as of the original filing on Form S-11.

Securities and Exchange Commission

August 10, 2005

Response: We have updated the prior performance tables with the information available as of the time of this filing and will provide outstanding information in a pre-effective amendment to the registration statement.

Table III

62.	We note that Table III reflects some years of programs in which amounts were distributed in excess of cash generated from operations and sales. For each of those years and programs you have reflected a portion of the source of the distributions as a return of capital and “investment income.” Please provide the basis for attributing the excess to investment income and operating cash flows in such periods.

Response: For those years in which amounts distributed were in excess of cash generated from operations, sales and refinancing, the excess distribution is generally attributable to the release of cash reserves generated from prior years’ operations.

63.	We note from footnote 4 of Table III concerning account 12/98 that an unconsolidated subsidiary made distributions of approximately $32 million in 2000, $34 million in 2001, $29 million in 2002 and $11 million in 2003. Please tell us the nature of these distributions, for example, whether they were a result of sales of properties or income generated on mortgages. Further, please tell us the identity of this subsidiary, the relationship to the parent and the business purpose of the contribution.

Response: We have expanded footnote 4 of Table III – Separate Account 12/98 to note that the unconsolidated subsidiary invests in commercial mortgage backed securities and makes distributions of principal and interest to its investors and that Separate Account 12/98 owns a 25.78% interest in this entity.

64.	As it relates to Table III, please revise your disclosure to explain significant differences between net income on a GAAP basis and taxable income as required by Instruction 4 to Table III.

Response: The Company has revised the footnotes to the Table III programs to note that the major differences between GAAP basis income for investment companies and taxable income are the following:

•	GAAP basis income for investment companies does not record depreciation expense while taxable income recognizes depreciation expense.

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August 10, 2005

•	GAAP basis income for investment companies carries its assets at market value and records the changes in market value as unrealized gain or loss in the income statement. Taxable income records no such adjustment.

65.	Table III requires information for programs which closed within the last five years. Tell us why you have included information for only five prior programs given that information provided in Table II appears to contain information for 14 programs that have closed in the last three years.

Response: See the response to Comment 59. Table II includes information related to two programs that have had offerings close during the three years ended December 31, 2004 as well as a column that aggregates information related to 12 programs that have made payments to KBS Advisors during the three years ended December 31, 2004 but that have not had offerings close during this period. Table III requires information only for programs the offerings of which closed since December 31, 1999. Only five programs have had offerings close in the five year period ending December 31, 1999 and information related to each of these programs is disclosed in Table III.

Special Notice to Pennsylvania Investors, page 132

66.	Please tell how the provisions for returning funds to Pennsylvania investors in the event the minimum threshold applicable to them is not reached complies with your obligation to promptly return investor funds pursuant to Rule 10b-9 of the Exchange Act. We note that there is a 10-day period upon which you use to give notice to Pennsylvania investors that they are entitled to a refund and that the funds would not be returned until some point after the 10-day period.

Response: We do not believe that the Company’s Pennsylvania escrow procedures are in conflict with its obligations pursuant to Rule 10b-9 of the Exchange Act. Rule 10b-9 requires that the Company promptly return consideration paid by investors if it fails to sell a specified number of units of its security at a specified price within a specified time. In all jurisdictions, the specified price is $10.00 per share (assuming no volume discounts or other discounts) and the specified time for raising the minimum offering amount of $2,500,000 will be the date that is one year from the date of effectiveness of the offering. In Pennsylvania, due to the state-specific requirements described below, an additional threshold must also be met. Specifically, the Company must raise an aggregate of $66,700,000 in gross proceeds prior to the expiration of the offering, which, as disclosed on the cover page of the prospectus, occurs on the date that is two years from the date of effectiveness. In every jurisdiction, including Pennsylvania, the Company intends to comply with Rule 10b-9 by promptly returning all consideration paid by purchasers if the respective minimum offering amounts have not been sold by the applicable specified times.

Securities and Exchange Commission

August 10, 2005

The special escrow provisions relating to Pennsylvania that are described in the prospectus originate from that state’s Division of Corporation Finance Release No. 91-CF-4, which specifies certain guidelines for maximum-minimum offering ratios of public direct participation programs offered in Pennsylvania. Under these guidelines, the Company is required to place Pennsylvania subscriptions into a short-term escrow of 120 days or less until a max-min ratio of 30:1 is achieved. Based upon our maximum primary offering amount of $2,000,000,000, the requisite max-min ratio will be achieved when the Company raises aggregate minimum proceeds of $66,700,000. If the Company has not raised aggregate proceeds of $66,700,000 by the end of the first 120-day escrow period, the Company must notify the Pennsylvania investors in writing within 10 calendar days after the end of the escrow period that they have a right to have their investment returned to them. If an investor requests the return of such funds within 10 calendar days after receipt of notification, the Company must return such funds within 15 calendar days after receipt of the investor’s request. If the Company receives no request for the return of funds within the 10 calendar days after the investors’ receipt of notification, then, in accordance with the Pennsylvania guidelines, the Company may direct that the funds be maintained in the escrow account for successive 120-day escrow periods. We believe that the disclosure in the prospectus under “Plan of Distribution – Special Notice to Pennsylvania Investors” makes clear that the Company’s intention is not to make the offering in Pennsylvania contingent upon raising the minimum of $66,700,000 by the end of the first mandated 120-day escrow period. We note that several other unlisted, publicly offered REITs, including Behringer Harvard REIT I, Inc., Cole Credit Property Trust II, Inc., G REIT, Inc., Hartman Commercial Properties REIT, Hines Real Estate Investment Trust, Inc., Wells Real Estate Investment Trust II, Inc. and T REIT, Inc., have used substantially identical escrow procedures for their Pennsylvania subscriptions.

Part II

Other Expenses, page II-1

67.	Tell us who the “wholesalers” are and what services they will provide the company.

Response: Wholesalers are registered representatives employed by KBS Capital Markets Group who solicit broker-dealers to participate in the offering.

Recent Sales of Unregistered Securities

68.	Disclose the facts relied upon in claiming the Section 4(2) exemption for the issuance of securities in the merger.

Securities and Exchange Commission

August 10, 2005

Response: The 20,000 shares of common stock issued to KBS Capital Advisors in the merger were issued in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended. On June 15, 2005, the Company and KBS Real Estate Investment Trust, Inc., a Maryland corporation (“KBS REIT”), filed Articles of Merger with the State of Maryland. Pursuant to the Articles of Merger, KBS REIT was merged into the Company with the Company surviving the merger and the Company’s name was changed to KBS Real Estate Investment Trust, Inc. Prior to the merger, KBS Capital Advisors owned 20,000 shares of common stock of KBS REIT, which were all of the outstanding shares of KBS REIT. Pursuant to the Articles of Merger, KBS Capital Advisors’ 20,000 shares in KBS REIT were converted on a one-for-one basis into shares of common stock of the Company. KBS Capital Advisors as the sole stockholder of KBS REIT approved the merger, which was a private transaction between related parties. KBS Capital Advisors is indirectly owned and controlled by Peter M. Bren, Charles J. Schreiber, Keith D. Hall and Peter McMillan III, all of whom are accredited investors and sponsors of this offering.

Exhibits

69.	Please note that the legal and tax opinions must be filed prior to effectiveness of the registration statement. We may have further comment once these items are filed.

Response: DLA Piper Rudnick Gray Cary US LLP will render the referenced legality and tax opinions prior to effectiveness.

Appendix A

70.	We note that you may deliver this prospectus electronically to some investors. To the extent that you will engage in any marketing of this offering online, please confirm that your procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division’s Office of Chief Counsel, and that the procedures have not changed since such clearance.

Response: As per our conversation with Ms. Mittelman, we will contact the Division’s Office of Chief Counsel to discuss these procedures.

71.	Tell us whether you have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement. Also, provide us with copies of all information concerning your company or prospectus that has appeared on their web site. If you

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August 10, 2005

subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.

Response: The Company has not entered any arrangement with a third party to host or access its preliminary prospectus online. If the Company enters any such arrangement, we will promptly supplement this response.

Very truly yours,

/s/ Robert H. Bergdolt

cc:	Charles J. Schreiber, Jr., Chief Executive Officer
KBS Real Estate Investment Trust, Inc.